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                                                                    Exhibit 99.1


November 6, 2006

Shanda Interactive Entertainment Ltd.
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai, China
201203

Attention: Mr. Chen Tianqiao, Chairman of the Board

Ladies and Gentlemen:

Citigroup Global Markets Inc. is pleased to present our bid to Shanda Interactive Entertainment Ltd. (the "Company") to sell to Citigroup, as market maker utilizing Rule 144 of the Securities Act of 1933, 3,703,487 ordinary shares of Sina Corporation (the "Securities").

Citigroup hereby purchases the Securities, on a firm commitment basis, at US$26.76 per share.

Citigroup's obligations under this letter are subject to, among other things,
(i) satisfactory completion of all documentation (including, but not limited to, a seller's representation letter, broker's representation letter, a Form 144, and an irrevocable stock power); (ii) delivery of the Securities to us (through
DTC); and (iii) in our reasonable determination, the absence of any material adverse change in the financial markets or in the financial condition, operations or prospects of Sina. Citigroup's obligations herein terminate at 7:30 pm Hong Kong time on November 6, 2006 if not accepted prior to such time. The Company will pay all of its direct expenses relating to the transaction.

This agreement is governed by the laws of the State of New York, U.S.A. without giving effect to principles of conflicts of laws. The Company acknowledges that it is not relying on the advice of Citigroup for tax, legal or accounting matters, it is seeking and will rely on the advice of its own professionals and advisors for such matters and it will make an independent analysis and decision regarding any transaction based upon such advice. The Company hereby acknowledges that (a) Citigroup is acting as principal and not as an agent or fiduciary of the Company and (b) its engagement of Citigroup in connection with the transaction is as an independent contractor and not in any other capacity. Neither this agreement nor Citigroup's performance hereunder nor any previous or existing relationship between the Company and Citigroup will be deemed to create any fiduciary relationship. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the transaction (irrespective of whether Citigroup has advised or is currently advising the Company on related or other matters).

This agreement contains the entire agreement between us and supersedes all prior understandings, whether written or oral. This agreement may be executed in counterparts. This agreement may not be amended except in writing signed by all parties hereto.


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We look forward to working with you on this important transaction. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.


Yours sincerely,

CITIGROUP GLOBAL MARKETS INC.



By:  /s/ Albert Ng
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Albert Ng
Managing Director


Accepted and agreed to as of the
date set forth above:

SHANDA INTERACTIVE ENTERTAINMENT LTD.



By:  /s/ Chen Tianqiao
    --------------------------------------------------
Name:  Chen Tianqiao
Title:  Chairman